SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

October 30, 2008

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG

Nine Months 2008 Financial Report

Interim consolidated financial statements for the nine months ended September 30, 2008

Key Financials

	2008	2007	+/-		2008	2007	+/-
(million EUR)	9M	9M	%		Q3	Q3%
Revenues	192.1	160.7	20%		63.9	51.7	24%
Gross profit	77.3	62.4	24%		26.9	19.9	35%
Gross margin	40%	39%	1	pp	42%	39%	3	pp
Operating result (EBIT)	25.0	16.4	53%		7.5	5.0	50%
EBIT-margin	13%	10%	3	pp	12%	10%	2	pp
Net result	18.9	14.8	28%		5.5	3.4	65%
Net result margin	10%	9%	1	pp	9%	6%	3	pp
Net result per share - basic (EUR)	0.21	0.17	24%		0.06	0.04	50%
Net result per share - diluted (EUR)	0.21	0.17	24%		0.06	0.04	50%
Free cash flow*	5.5	2.3	139%		-11.0	-0.2	n/a
Equipment Order Intake	210.2	160.8	31%		52.2	70.0	-25%
Equipment Order Backlog (End of Period)	158.1	102.8	54%		158.1	102.8	54%

* Operating CF + Investing CF + Changes in Cash Deposits

Key Share Data

Key Share Data	9M/2008		9M/2007
XETRA in EUR, NASDAQ in USD	Shares	ADS	Shares	ADS
Closing Price (end of period)	4.12	6.00	6.83	9.69
Period High in EUR, USD	10.39	15.92	7.13	9.83
Period Low in EUR, USD	3.89	5.75	3.55	4.55
Number of shares issued (end of period)	90,894,616		90,171,292
Market capitalization (end of period), in million EUR, in million USD	374.5	545.4	615.9	873.8

Forward-Looking Statements

This report may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate”, and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this report are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

The interim financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Interim Financial Report

1. Business Activity

The AIXTRON Group (“AIXTRON” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for coating semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies to customers both full production-scale chemical vapor deposition systems and small scale systems for Research and Development use and small-scale production use.

AIXTRON’s product range includes customized production and research scale compound semiconductor systems capable of depositing material films on up to 95 x two-inch diameter wafers per single production run, or smaller multiples of 4 to 6 inch diameter wafers, employing Metal-Organic Chemical Vapor Deposition (MOCVD) or organic thin film deposition on up to Gen. 3.5 substrates, including Polymer Vapor Phase Deposition (PVPD) or Organic Vapor Phase Deposition (OVPD®) for Organic Light Emitting Diodes (“OLED”) applications or Plasma Enhanced Chemical Vapor Phase Deposition (PECVD) for depositing complex Carbon Nanostructures (Carbon Nanotubes or Nanowires). AIXTRON also manufactures full production and research scale deposition systems for silicon semiconductor market applications capable of depositing material films on wafers of up to 300 mm diameter, employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (“AVD®”) and Atomic Layer Deposition (“ALD”).

2. Important Events during the Reporting Period

Sound margins and a solid cash-position support positive AIXTRON performance

Compared with the previous year’s nine-monthly period, both order intake and revenues increased by 31% and 20% respectively, while profit margins improved further (EBIT at 13%, net profit at 10%). This leaves AIXTRON with a resilient cash position (including cash deposits) of EUR 77.2m, without the necessity of using any cash bank credit lines. From a quarterly perspective, Q3/2008 order intake is down by 25% on Q3/2007 and by 28% on Q2/2008, as expected, but in line with the anticipated “digestion” and investment cycle. Nevertheless, the healthy order backlog of EUR 158.1m supports an increasingly profitable manufacturing output, enabling Management to fine tune its full year revenue- and EBIT-guidance to EUR 270m and 12% respectively.

Significant recovery of the US-Dollar versus the Euro

In Q3/2008, the US-Dollar gained more than 9% against the Euro, to end the quarter at 1.43 USD per Euro. Increasing inflation and slower GDP growth estimates in the Euro zone combined with the increasing liquidity needs of the US banking system to strengthen the US-Dollar against the Euro during the quarter. However, despite this recent recovery of the US-currency, the 9M/2008 average USD/EUR-exchange rate of 1.52 USD is still significantly above the 9M/2007 average rate of 1.34 USD, leading to a negative currency-effect on the AIXTRON year to date gross margin. Nevertheless, a continuation of the current US-Dollar recovery would lead to longer-term benefits for AIXTRON’s financial performance due to the high revenue share in US-Dollars.

More new LED products

During Q3/2008, several manufacturers launched new LED backlit LCD devices (laptops, monitors and TVs). The most recent example is Philips, who presented a new 42-inch LED backlit TV containing 1,152 LEDs at the August/September IFA consumer product trade fair in Berlin. Other examples include Samsung, having launched their new Series 9 LED TV in July, and LG Display, who announced they would soon supply a 55-inch LCD TV using LED light source modules from Samsung Electronics. The number of LEDs used for Street and Solid State Lighting is also on the rise, one example being the “Lichtwochen” (Light Weeks) currently taking place in Essen, with more than 500,000 LEDs being used in the center of the city. Systems sold to manufacture LEDs represent 86% of AIXTRON’s equipment revenues (versus 63% in 9M/2007), improving by 67% year on year in absolute numbers, reflecting the increasing adoption of LED technology.

AIXTRON share price under pressure

AIXTRON’s share price underperformed in September, driven by negative sentiment following unqualified speculations in the Taiwanese press that local LED manufacturers had, during the quarter, pushed out capacity extensions and had postponed delivery of their orders with AIXTRON. Another element of the decline in the AIXTRON share price can be attributed to the global banking and credit crisis and the consequential effect on the world equity markets.

AIXTRON AG converts to Registered Shares

AIXTRON converted its entire 90,894,616 stock of Bearer Shares into Registered Shares, as of September 22, 2008. Through this conversion, which was approved by the Annual Shareholders’ Meeting on May 14, 2008, direct communication with AIXTRON shareholders will be facilitated. AIXTRON believes that a more transparent shareholder structure and the potential cost savings in the medium-term, is to the long-term benefit of shareholders.

Development of new substituting materials in the silicon semiconductor industry

During Q3/2008, a German government-funded research project, titled “DECISIF”, was formally approved and started. Within the scope of this project, new transistor concepts are expected to be developed, delivering innovative switching elements for high-performance, next-generation micro-processors. The joint research project has been initiated as collaboration between a global micro-processor manufacturer (AMD), a producer of silicon-wafers (Siltronic), AIXTRON, and the renowned German research institutes Forschungszentrum Jülich and MPI Halle. AIXTRON’s AVD®/CVD cluster-tool is a key element in the targeted device improvement, and the project will support AIXTRON’s activity in the optimization of new complex semiconductor material applications for silicon circuits.

Low order intake for silicon equipment mirrors depressed memory market conditions

As expected in the current memory market climate, the order intake for AIXTRON silicon deposition equipment decreased in the first nine months of 2008 to only 6% of total order intake, due to the very restricted capital spending of AIXTRON’s principal NAND flash memory and DRAM production customers. AIXTRON is currently discussing with key customers a new system technology, developed over the past 3 years, aimed at next-generation devices for both the memory and the logic market. The initial response from customers has been positive.

3. Results of Operations

3.1. Development of Revenues

During the first nine months of 2008, AIXTRON recorded revenues of EUR 192.1m, an increase of EUR 31.3m, or 20%, compared to EUR 160.7m in the same period last year. This has been achieved despite a weaker average US-Dollar rate, the “digestion” phase of the current investment cycle, and the effects of the growing credit crisis in Q3.

The increase in revenues was largely driven by increasing sales of compound semiconductor deposition equipment, predominantly for the production of LEDs (9M/2008: EUR 160.9m or 84% of total revenues; 9M/2007: EUR 107.2m or 67%). Silicon semiconductor deposition equipment, revenues from NAND-Flash and DRAM-production systems decreased to EUR 10.2m or 5% of total revenues (9M/2007: EUR 33.8m or 21%), reflecting the poor order intake earlier this year, as a result of the very depressed memory market conditions that exist today and consequently suppressed capital spending by AIXTRON’s customers.

Equipment sales generated 89% of revenues in 9M/2008 versus 88% in 9M/2007. The remaining revenues were generated by sales of spare parts and service.

	2008 9M		2007 9M		+/-
Revenues by Technology	m EUR	%	m EUR	%	m EUR	%
Revenues	192.1	100%	160.7	100%	31.4	20%
of which from sale of silicon semiconductor equipment	10.2	5%	33.8	21%	-23.6	-70%
of which from sale of compound semiconductor equipment and other equipment (OVPD®, SiC)	160.9	84%	107.2	67%	53.7	50%
of which other revenues (service, spare parts, etc.)	21.0	11%	19.7	12%	1.3	7%

88% of total revenues in 9M/2008 (9M/2007: 86%) were delivered to customers in Asia. The remaining revenues were generated in Europe and in the U.S.

	2008 9M		2007 9M		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	169.7	88%	137.9	86%	31.8	23%
Europe	11.0	6%	9.7	6%	1.3	13%
USA	11.4	6%	13.1	8%	-1.7	-13%
Total	192.1	100%	160.7	100%	31.4	20%

3.2. Development of Results

	2008 9M		2007 9M		+/-
Cost Structure	m EUR	% Revenues	m EUR	% Revenues	m EUR	%
Cost of Sales	114.8	60%	98.3	61%	16.5	17%
Gross profit	77.3	40%	62.4	39%	14.9	24%
Operating Costs	52.2	27%	46.1	29%	6.1	13%
Selling expenses	20.5	11%	18.3	11%	2.2	12%
General and administration expenses	14.2	7%	11.9	7%	2.3	19%
Research and development costs	20.7	11%	20.4	13%	0.3	1%
Net other operating (income) and expenses	-3.2	-2%	-4.5	-3%	1.3	-29%

Cost of sales increased year on year by 17% in absolute terms from EUR 98.3m in 9M/2007 to EUR 114.8m in 9M/2008, whilst cost of sales relative to revenues improved slightly to 60%, despite the unfavorable USD/EUR average exchange rate (1.52 USD for 9M/2008 versus 1.34 USD for 9M/2007). Part of the negative US-Dollar effect was offset by a more favorable product-mix with a higher revenue element coming from the latest generation common platform-based deposition equipment and a further benefit coming from the increased volume effect (20% revenue increase).

Consequently, the Company’s gross profit increased, in line with revenues and cost of sales, by 24% to EUR 77.3m in 9M/2008 (9M/2007: EUR 62.4m), to result in a 1 percentage-point higher gross margin of 40%.

In the first nine months of 2008, operating costs increased by 13% to EUR 52.2m in absolute terms. However, operating costs relative to revenues decreased from 29% in 9M/2007 to 27% in 9M/2008, influenced by the following factors.

The increase of selling expenses by 12% to EUR 20.5m (9M/2007: EUR 18.3m) was mainly due to volume related variable sales commissions. Selling costs relative to revenues remained stable at 11%.

General administration expenses increased by 19% to reach EUR 14.2m in 9M/2008 (9M/2007: EUR 11.9m) due to variable profit related remuneration. Overall, general and administration expenses relative to revenues remained stable at 7%.

Research and Development costs remained almost unchanged in the first nine months of 2008 compared to the same period last year due to timing effects of project material expenditures, which is reflected in lower R&D-reimbursements from government. Relative to revenues, R&D costs decreased by two percentage-points from 13% to 11%. R&D-activity remains strong in both Silicon and Compound, one of several factors seen as necessary to maintain market leadership.

Key R&D Information	2008 9M	2007 9M	+/-
R&D expenses (million EUR)	20.7	20.4	1%
R&D expenses, % of sales	11%	13%	-2	pp
R&D employees (period average)	213	206	3%
R&D employees, % of total headcount (period average)	34%	35%	-1	pp

Net other operating income and expenses decreased by EUR 1.3m or 29% to EUR 3.2m of net income in the first nine months of 2008, from a net income of EUR 4.5m in 9M/2007. The reason for the reduction is a lower reimbursement of R&D-expenses and an exceptional one-off credit from a settlement of a contract in 2007.

The operating income (EBIT) rose 53% from EUR 16.4m in 9M/2007 to EUR 25.0m in 9M/2008, driven largely by the 20% increase in sales but only a 16% increase in costs.

Result before taxes increased 58% from EUR 17.5m in 9M/2007 to EUR 27.6m in 9M/2008, in line with an improved EBIT performance and higher interest income resulting from higher cash balances.

AIXTRON recorded a tax expense of EUR 8.7m or 31% of the profit before tax in the first nine months of 2008. In comparison, the 9M/2007 tax charge was lower (EUR 2.7m or 15% of the profit before taxes) largely due to the recognition of tax losses in that period.

The 9M/2008 net income was EUR 18.9m, 28% up from the EUR 14.8m in 9M/2007.

3.3. Development of Orders

	2008 9M		2007 9M		+/-
Equipment Orders	m EUR	%	m EUR	%	m EUR	%
Equipment order intake	210.2	100%	160.8	100%	49.4	31%
of which silicon semiconductor equipment	11.8	6%	31.0	19%	-19.2	-62%
of which compound semiconductor equipment and other equipment (OVPD®, SiC)	198.4	94%	129.8	81%	68.6	53%
Equipment order backlog (end of period)	158.1	100%	102.8	100%	55.3	54%
of which silicon semiconductor equipment	7.1	4%	7.0	7%	0.1	1%
of which compound semiconductor equipment and other equipment (OVPD®, SiC)	151.0	96%	95.8	93%	55.2	58%

AIXTRON saw the predicted decline in total equipment order intake in the quarter, reflecting the digestion stage in the current investment cycle. However, the Company still takes a positive view of the EUR 52.2m in new orders generated by the sales teams in Q3/2008, which although down 25% on Q3/2007 and 28% sequentially, is still a solid order intake figure in the current environment. Moreover, with EUR 210.2m, 9M/2008 cumulative total order intake was up 31% on 9M/2007 (EUR 160.8m).

This increase was driven by a solid demand for compound semiconductor equipment, predominantly for the production of LED end-market applications, throughout the period. Order intake for compound equipment rose by 53% to EUR 198.4m from EUR 129.8m in 9M/2007, and consequently represents 94% of the total value of equipment orders received by AIXTRON in the first nine months of 2008 (81% in 9M/2007). The proportion of orders received for silicon semiconductor equipment, compared to total equipment orders received in the first nine months of 2008, dropped to 6%, from 19% in 9M/2007. In absolute numbers, the order intake for silicon semiconductor equipment decreased, due to a worsening memory market environment, by 62% to EUR 11.8m in 9M/2008 from EUR 31.0m in 9M/2007.

As a result of this solid total order intake, the equipment order backlog of EUR 158.1m at September 30, 2008 is 54% higher than at the same point in time in 2007 (EUR 102.8m). About EUR 71m of that backlog will be consumed, in order to meet AIXTRON’s year-end revenue guidance of EUR 270m.

The order backlog for silicon semiconductor equipment was at EUR 7.1m as of September 30, 2008. The remaining September 30, 2008 backlog figure of EUR 151.0m (or a 96% share) is made up of compound system orders and represents a 58% increase year on year.

AIXTRON records only those systems as order intake and order backlog, for which the Company has received a firm purchase order, an appropriate deposit and a customer-confirmed delivery date.

4. Financial Position and Net Assets

The Company recorded no bank borrowings as of September 30, 2008 and December 31, 2007.

The equity ratio reduced to 62% as of September 30, 2008, from 67% as of December 31, 2007, principally due to higher work in progress consisting of EUR 67.2m, most of which is financed by advanced payments from customers and out of retained earnings, contributing to an increased value of total assets.

The AIXTRON Group’s capital expenditures of the first half of 2008 amounted to EUR 9.2m, compared to EUR 3.3m in 9M/2007, of which EUR 8.3m were related to purchases of technical equipment (including testing and laboratory equipment) and EUR 0.9m were related to intangible assets.

Cash and cash equivalents including cash deposits remained nearly unchanged with EUR 77.2m (EUR 58.2m + EUR 19.0m) as of September 30, 2008 compared to EUR 76.7m (EUR 71.9m + EUR 4.8m) as of December 31, 2007.

The value of property, plant and equipment increased  by EUR 2.9m to EUR 38.0m as per

September 30, 2008 (EUR 35.1m as of December 31, 2007), mainly with investments in technical equipment in the period.

The slight increase in recorded goodwill from EUR 59.0m as per December 31, 2007 to EUR 59.3m as per September 30, 2008 resulted from currency translation adjustments. There were no additions or impairments in the first nine months of 2008.

The value of other intangible assets decreased from EUR 12.5m as per December 31, 2007 to EUR 10.9m as per September 30, 2008. Differences arose from depreciation and currency effects.

Trade receivables increased slightly from EUR 33.5m as of December 31, 2007 to EUR 35.2m as of September 30, 2008.

5. Opportunities and Risks

AIXTRON believes that the following market trends and opportunities of the relevant end user markets could have a positive effect on future business:

Short Term

•                  Continuing increase of capacity for the production of LED backlighting for LCD-Screens (liquid crystal displays) and high-performance laser products.

•                  Further increased adoption of LEDs in automotive (e.g. interior lighting, headlights and rear lights), street lighting or other applications.

Mid Term

•                  Further development progress leading to a broader application of LEDs in general / interior lighting.

•                  Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid automotive and photovoltaic transistor applications.

•                  Development of plastic electronics / flexible organic TFT backplanes.

•                  Development of next generation NAND and DRAM memory applications.

•                  Increased development activity for specialized compound solar cell applications.

Long Term

•                  Progress in research activities leading to technologies for OLED lighting and organic material large area deposition.

•                  Intensified activity in the development of new complex semiconductor material applications as substituting materials in the silicon semiconductor industry.

•                  Development of new applications using Carbon Nanostructures (Carbon Nanotubes or Carbon Nanowires).

AIXTRON is exposed to a series of risks which are described in detail in chapter 7. “Risk Report” of the Annual Report 2007 and in the section “Risk Factors” in AIXTRON’s 2007 20-F-Report, which has been filed with the U.S. Securities and Exchange Commission on March 13, 2008. Copies of the Company’s most recent Annual Report and Form 20-F are available on the Company’s website at http://www.aixtron.com (sections “Investors/Reports” and “Investors/US-Listing”), as well as on the SEC’s website at http://www.sec.gov. During the first nine months of 2008, AIXTRON Management were not aware of any significant additions or changes in the risks as described in the 2007 Annual Report/20-F-Report referred to above.

6. Outlook

Despite the ongoing turmoil on the financial markets and the current status of the industry “digestion” and investment cycle, AIXTRON enters the final 2008 quarter with a healthy order backlog figure of EUR 158.1m, as of September 30, 2008, supporting an increasingly profitable manufacturing output, and enabling the Company to fine-tune and therefore re-confirm its original full-year revenue- and EBIT-guidance, to EUR 270m (2007: EUR 214.8m) and 12% (2007: 9.6%) respectively.

Whilst anticipating potentially lower order intake levels in the short-term (in line with the current economic environment), the Company remains confident in its business model going forward. AIXTRON also remains optimistic on the evident medium to long-term trends towards the increasing adoption of LED technologies in a wide range of applications and the consequent positive effect on future order intake.

AIXTRON Management continues to watch very carefully the developments on the financial markets and their potential effects on clients and the underlying consumer markets and is continuously examining what can be potentially done to mitigate possible consequential effects on AIXTRON’s business.

The Company is aware that any extended negative effects of the current banking and credit crisis on the global economy, could also have negative effects on the AIXTRON operating and financial performance going forward.

Due to the large proportion of orders denominated in US-Dollars and relatively low proportion of costs in US-Dollars, the Company realizes that any weakening of the US-Dollar/Euro exchange rate will adversely affect the level of revenues and net result generated. Equally, a continuation of the current US-Dollar recovery, would lead to longer-term benefits for AIXTRON’s financial performance.

During the next six months, the Company plans to continue to invest in laboratory equipment and further implementation of a group-wide SAP Enterprise Software System. As at September 30, 2008, AIXTRON had no binding agreements for participation financing, company acquisition or transfers of parts of the Company.

Following the increased business activity level and positive cash flow development, the Company continues to have sufficient funds to be able to support the planned business activities in the foreseeable future.

Interim Financial Statements

1. Consolidated Income Statement

in EUR thousands, except per-share amounts and amount of shares	9M 2008*	9M 2007*	+/-	Q3 2008*	Q3 2007*	+/-
Revenues	192,064	160,741	20%	63,896	51,738	24%
Cost of sales	114,779	98,333	17%	36,952	31,794	16%
Gross profit	77,285	62,408	24%	26,944	19,944	35%

Selling expenses	20,487	18,348	12%	5,909	6,819	-13%
General administration expenses	14,203	11,928	19%	4,949	3,612	37%
Research and development costs	20,675	20,377	1%	6,613	6,192	7%
Other operating income	6,398	5,090	26%	456	1,884	-76%
Other operating expenses	3,274	494	563%	2,438	232	951%
Operating result	25,044	16,351	53%	7,491	4,973	51%

Interest income	2,581	1,193	116%	1,040	465	124%
Interest expense	41	44	-7%	3	36	n/a
Net interest	2,540	1,149	121%	1,037	429	142%
Result before taxes	27,584	17,500	58%	8,528	5,402	58%

Taxes on income	8,693	2,686	224%	2,983	2,044	46%
Net income/loss for the period (after taxes)	18,891	14,814	28%	5,545	3,358	65%

Basic earnings per share (EUR)	0.21	0.17	24%	0.06	0.04	50%
Diluted earnings per share (EUR)	0.21	0.17	24%	0.06	0.04	50%

Weighted average number of shares used in computing per share amounts:
Basic	89,402,333	88,086,232		89,166,003	88,649,084
Diluted	90,329,304	88,812,168		89,768,633	89,551,162

Statement of recognized income and expenses
Net income/loss for the period	18,891	14,814		5,545	3,358
Foreign currency translation adjustments	-1,151	-6,212		5,102	-4,330
Derivative financial instruments	-2,689	528		-2,377	679
Total recognized income and expenses for the period	15,051	9,130		8,270	-293

* unaudited

2. Consolidated Balance Sheet

in EUR thousands	30/09/2008*	31/12/2007	30/09/2007*
ASSETS
Property, plant and equipment	38,016	35,121	33,495
Goodwill	59,292	58,974	60,982
Other intangible assets	10,893	12,508	12,534
Investment property	4,908	4,908	4,908
Other non-current assets	661	745	787
Deferred tax assets	6,004	4,773	4,283
Tax assets	497	437	486
Total non-current assets	120,271	117,466	117,475
Inventories	97,572	60,013	52,851
Trade receivables less allowance of kEUR 427 (2007: Dec. kEUR 567; Sept. kEUR 300)	35,174	33,490	32,695
Current tax assets	552	59	499
Other current assets	9,262	9,025	9,277
Other financial assets	19,007	4,831	0
Cash and cash equivalents	58,217	71,943	53,719
Total current assets	219,784	179,361	149,041
TOTAL ASSETS	340,055	296,827	266,516

LIABILITIES AND SHAREHOLDERS’ EQUITY
Subscribed capital	89,692	89,139	88,662
No. of shares: 89.692.328 (2007: Dec. 89,138,905; Sept. 88.662.012)
Additional paid-in capital	105,997	102,562	100,176
Retained earnings	26,404	13,845	11,409
Income and expenses recognized in equity	-11,031	-7,192	-3,616
TOTAL SHAREHOLDERS’ EQUITY	211,062	198,354	196,631
Provisions for pensions	968	878	1,021
Other non-current liabilities	69	71	73
Other non-current accruals and provisions	1,301	1,496	1,650
Total non-current liabilities	2,338	2,445	2,744
Trade payables	28,948	23,761	23,328
Advanced payments from customers	63,970	49,988	27,280
Other current accruals and provisions	23,263	16,473	13,173
Other current liabilities	2,056	1,303	1,290
Current tax liabilities	8,348	4,254	1,752
Convertible bonds	0	0	1
Deferred revenues	70	249	317
Total current liabilities	126,655	96,028	67,141
TOTAL LIABILITIES	128,993	98,473	69,885
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	340,055	296,827	266,516

* unaudited

3. Consolidated Statement of Cash Flows

in EUR thousands	9M 2008*	9M 2007*	Q3 2008*	Q3 2007*
Cash inflow from operating activities
Net income for the period (after taxes)	18,891	14,814	5,545	3,358
Reconciliation between net result and cash inflow/outflow from operating activities
Accrued expense for stock options	1,360	924	403	296
Impairment expense	0	332	0	0
Depreciation and amortization expense	7,629	7,333	2,746	2,364
Result from disposal of property, plant and equipment	215	23	200	-1
Deferred income taxes	-1,244	1,143	-2,539	1,863
Other non-cash expenses	-428	1,061	-1,452	552

Changes to assets and liabilities
Inventories	-38,836	-1,237	-14,673	-3,490
Trade receivables	-2,570	-6,440	-272	-8,147
Other Assets	-3,247	-4,602	-2,644	-1,312
Trade payable	5,892	-5,972	1,889	2,147
Provisions and other liabilities	12,169	2,079	4,584	823
Deferred revenues	-175	-186	-34	-112
Non-current liabilities	-130	-213	-44	-69
Advanced payments from customers	15,202	-3,490	-1,270	3,132
Cash inflow/outflow from operating activities	14,728	5,569	-7,561	1,404

Cash outflow/inflow from investing activities
Capital expenditures in property, plant and equipment	-8,248	-2,728	-3,200	-1,360
Capital expenditures in intangible assets	-944	-568	-213	-221
Cash deposits at banks (maturity greater than 3 months)	-14,176	2,781	11,191	0
Cash outflow/inflow from investing activities	-23,368	-515	7,778	-1,581

Cash inflow from financing activities
Exercise of stock options	2,627	2,634	58	419
Dividends paid	-6,331	0	0	0
Cash inflow from financing activities	-3,704	2,634	58	419

Effect of changes in exchange rates on cash and cash equivalents	-1,382	-720	238	-404

Net change in cash and cash equivalents	-13,726	6,968	513	-162
Cash and cash equivalents at the beginning of the period	71,943	46,751	57,704	53,881
Cash and cash equivalents at the end of the period	58,217	53,719	58,217	53,719

Cash paid for interest	90	11	12	7
Cash received for interest	2,570	1,176	1,209	457
Cash paid for income taxes	4,822	755	2,008	223
Cash received for income taxes	0	200	0	0

* unaudited

4. Development of Consolidated Equity

			Income and expense recognized directly in equity
in EUR thousands*	Subscribed Capital under IFRS	Additional Paid-in Capital	Currency translation	Derivative Financial Instruments	Retained Earnings		Total Shareholders’ Equity

Balance at January 1, 2008	89,139	102,562	-8,383	1,191	13,845		198,354

Net income for the period					18,891		18,891
Dividends to shareholders					-6,331		-6,331
Accrued expense for stock options		1,360					1,360
Exercise of stock options	553	2,074					2,627
Currency translation			-1,151				-1,151
Derivative financial instruments				-2,689			-2,689
Balance at September 30, 2008	89,692	105,996	-9,534	-1,498	26,406	**	211,062	**

Balance at January 1, 2007	87,836	97,444	1,549	519	-3,406		183,942

Net loss for the period					14,814		14,814
Accrued expense for stock options		924					924
Exercise of stock options	826	1,808					2,634
Foreign currency translation adjustment			-6,212				-6,212
Derivative financial instruments				528			528
Balance at September 30, 2007	88,662	100,176	-4,663	1,047	11,409	**	196,631	**

* unaudited

** rounded

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON AG has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2007.

The consolidated interim financial statements of AIXTRON AG include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON KK, Tokyo (Japan); and AIXTRON Taiwan Co. Ltd., Hsinchu-City (Taiwan). There were no significant changes in the consolidated group of companies in comparison with December 31, 2007.

2. Segment Reporting

The following segment information has been prepared in accordance with IAS 14 “Segment Reporting”. As AIXTRON has only one business segment, the segment information provided relates only to the Company’s geographical segments, this being secondary segment information.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(thousand EUR)		Asia	Europe	USA	Group
Revenues realized with third parties	2008	169,666	10,986	11,412	192,064
9M	2007	137,941	9,690	13,110	160,741
Segment assets (property, plant and equipment)	2008	125	32,614	5,277	38,016
Sep-30	2007	227	30,343	2,924	33,494

3. Stock Option Plans

In the first nine months of 2008, stock options held by AIXTRON’s employees and Executive Board members and representing the right to receive AIXTRON AG common shares or AIXTRON AG American Depositary Shares (ADS) developed as follows:

Option Holdings

AIXTRON ordinary shares	Sep-30, 2008	Exercise	Expired/ Forfeited	Allocation	Dec-31, 2007
stock options	3,742,477	450,403	135,002	0	4,327,882
underlying shares	4,432,452	450,403	120,172	0	5,003,027

AIXTRON ADS	Sep-30, 2008	Exercise	Expired/ Forfeited	Allocation	Dec-31, 2007
stock options	142,499	103,070	1,530		247,099
underlying shares	142,499	103,070	1,530		247,099

As part of the Genus Inc. acquisition transaction, which was completed in March 2005, a trust for the employee stock options of the Genus employees was set up, into which an appropriate number of AIXTRON ADSs were deposited.

4. Employees

The total number of employees rose from 601 on September 30, 2007 to 623 persons on September 30, 2008.

	2008		2007		+/-
Employees by Region	Sep-30%		Sep-30%		abs.	%
Asia	88	15%	78	13%	10	13%
Europe	426	68%	390	65%	36	9%
USA	109	17%	133	22%	-24	-18%
Total	623	100%	601	100%	22	4%

	2008		2007		+/-
Employees by Function	Sep-30%		Sep-30%		abs.	%
Sales and Service	194	31%	184	31%	10	5%
Research and Development	215	35%	207	34%	8	4%
Manufacturing	132	21%	138	23%	-6	-4%
Administration	82	13%	72	12%	10	14%
Total	623	100%	601	100%	22	4%

5. Management

As compared to December 31, 2007, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of September 30, 2008.

6. Related Party Transactions

AIXTRON did not conclude or carry out any material transactions with related parties.

7. Post-Balance Sheet Date Events

There were no business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after September 30, 2008, of which the Management is aware.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the nine months ended September 30, 2008 give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Aachen, October 2008

AIXTRON Aktiengesellschaft, Aachen

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: October 30, 2008

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	CFO